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
                           BID.COM International Inc.
                             Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                           (Canadian GAAP, Unaudited)
---------------------------------------------------------------------------------------------------------------------

                              ---------------------------------------------------------------------------------------
                                           Six Months Ended                           Three Months Ended
                              ---------------------------------------------------------------------------------------
                                                June 30                                    June 30
                              ---------------------------------------------------------------------------------------
                                  2000           2000           1999          2000           2000           1999
                              ---------------------------------------------------------------------------------------
                                              translated                                  translated
                                              into US$ at                                 into US$ at
                                                US$ =                                        US$ =
                                              Cdn$ 1.4798                                 Cdn$ 1.4798
                                                  for                                         for
                                             convenience                                  convenience
Gross revenue                        $9,606          $6,491       $11,265         $3,002         $2,029        $6,250
Non-cash customer acquisition
costs                                  (157)           (106)            -           (157)          (106)            -
                              ---------------------------------------------------------------------------------------
Net revenue                           9,449           6,385        11,265          2,845          1,923         6,250
                              ---------------------------------------------------------------------------------------

Direct expenses                      $9,772          $6,604        $9,509         $2,829         $1,912        $4,983
Advertising and promotion             4,569           3,088         3,273          1,416            957         1,860
General and administrative            9,061           6,123         5,351          5,226          3,532         2,935
Software development and
technology expense                      725             490           402            297            201           216
Depreciation and amortization           490             331           180            234            158            95
Interest income                        (305)           (206)         (363)           (57)           (39)         (262)
                              ---------------------------------------------------------------------------------------
                                     24,312          16,429        18,352          9,945          6,721         9,827
                              ---------------------------------------------------------------------------------------

                              ---------------------------------------------------------------------------------------
Net Loss                           $(14,863)       $(10,044)      $(7,087)       $(7,100)       $(4,798)      $(3,577)
                              =======================================================================================


Loss per basic share                 $(0.28)         $(0.19)       $(0.15)        $(0.13)        $(0.09)       $(0.07)
                              =======================================================================================

Weighted average
common shares                        53,669          53,669        48,066         52,934         52,934        49,351
                              =======================================================================================
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
                                                   June 30                June 30              December 31
                                           ---------------------------------------------------------------------
Balance Sheet Data                                  2000                   2000                   1999
------------------                         ---------------------------------------------------------------------
                                                 (unaudited)            (unaudited)            (unaudited)
                                                                         (in US$)
Cash                                                        $8,893                 $6,010                 $5,019
Marketable securities                                          189                    128                 16,478
Other current assets                                         4,430                  2,994                  6,495
Other assets                                                10,781                  7,285                  8,751
                                           ---------------------------------------------------------------------
Total assets                                               $24,293                $16,416                $36,743
                                           =====================================================================

Total current liabilities                                   $2,182                 $1,475                 $5,504
Total short term and long term
     deferred revenue                                        3,493                  2,360                  2,254
Total shareholders' equity                                  18,618                 12,581                 28,985
                                           ---------------------------------------------------------------------
Total liabilities and
     shareholders' equity                                  $24,293                $16,416                $36,743
                                           =====================================================================
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